Exhibit 19.1

Corporate Policy 3020 Insider Trading

I.	Introduction

This policy determines acceptable transactions in the securities of UroGen Pharma Ltd. (the “Company”) by our employees, directors and consultants. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit (a “tippee”).

II.	Insider Trading Policy

A.	Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under an employee stock purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock is fully subject to these restrictions.

B.	Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

(a)	financial results or forecasts;

(b)	confirming or updating previous disclosures or analysts’ reports;

(c)	major product or technological developments;

(d)    results of pre-clinical studies and clinical trials of the Company’s product candidates;

(e)	major contract awards or cancellations;

(f)	M&A activity, including acquisitions or dispositions of assets or divisions;

(g)	pending public or private sales of debt or equity securities;

(h)	declaration of stock splits, dividends or changes in dividend policy;

(i)	top management or control changes;

(j)	possible tender offers or proxy fights;

(k)	significant write-offs;

(l)	significant litigation or settlements;

(m)	impending bankruptcy;

(n)    gain or loss of a significant license agreement or other contracts with customers or suppliers;

(o)	pricing changes or discount policies;

(p)	corporate partner relationships or joint venture developments; and

(q)	governmental actions or regulations.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

III.	Stock Trading by Directors, Officers and Other Designated Employees

We require directors, officers and other employees of the Company designated pursuant to paragraph A of this policy to do more than refrain from insider trading. We require that they limit their transactions in the Company’s stock to defined time periods following public dissemination of quarterly, interim and annual financial results and notify, and receive approval from, the Chief Financial Officer prior to engaging in transactions in the Company’s stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

A.	Covered Insiders

The provisions outlined in this stock trading policy apply to all directors and officers of the Company, and to such other employees of the Company as the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer or General Counsel may designate from time to time because of their access to sensitive information. Generally, any entities or family members of those individuals whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

B.	Window Period

Generally, except as set forth in this paragraph B and in paragraphs C, D and G of this policy, directors, officers and other employees of the Company designated pursuant to paragraph A of this policy may buy or sell securities of the Company only during a “window period” that opens after two full trading days have elapsed after the public dissemination of the Company’s annual, interim or quarterly financial results and closes two full trading days before the end of the quarter. This window period may be closed early or may not open if, in the judgment of the Company’s Chief Financial Officer, there exists undisclosed information that would make trades by members of the Company’s directors, officers or designated employees inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. A director, officer or other designated employee who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Chief Financial Officer. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

C.	Exceptions to Window Period

1.    Option/Warrant Exercises. Directors, officers and other employees may exercise options/warrants for cash granted under the Company’s equity incentive plans without restriction to any particular period in light of information then available to the public. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options/warrants is subject to all provisions of this policy.

2.    10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director, officer or other employee that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Trading Plan”) may be made without restriction to any particular period provided that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of material nonpublic information about the Company and the Company had not imposed any trading blackout period, (ii) the Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this policy and the securities laws and (iii) the Trading Plan allows for the cancellation of a transaction and/or suspension of such Trading Plan upon notice and request by the Company to the individual if any proposed trade (a) fails to comply with applicable laws (e.g., exceeding the number of shares that may be sold under Rule 144 under the Securities Act of 1933, as amended (“Rule 144”)) or (b) would create material adverse consequences for the Company. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan. In addition, sales of the Company’s securities made pursuant to, and in compliance with, a Sell to Cover Election in place relating to the Company’s Restricted Stock Units may be made without restriction to any particular period.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, directors and officers (and such other employees of the Company as the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer or General Counsel may designate from time to time because of their access to sensitive information) may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer (the “Clearing Officer”), at least two business days in advance of the proposed transaction. Any transaction under a Trading Plan that has been pre-cleared will be deemed to be a pre-cleared transaction so long as the transaction is conducted and completed in accordance with the Trading Plan. The Clearing Officer will then determine whether the transaction may proceed. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Advance notice of gifts or an intent to exercise an outstanding stock option shall be given to the Clearing Officer. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan under Section III.C.2 above shall also be given to the Clearing Officer. Upon the completion of any transaction, officers and directors of the Company must immediately notify the Company’s Chief Financial Officer so that the Company may assist the individual in complying with his or her reporting obligations under Section 16 of the Exchange Act, if applicable.

E.	Prohibition of Speculative or Short-term Trading

No director, officer or other employee may engage in short sales, transactions in put or call options, hedging transactions, margin accounts or other inherently speculative transactions with respect to the Company’s stock at any time.

F.	Short-Swing Trading/Control Stock/Section 16 Reports

Directors and officers subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144), and should file with the Securities and Exchange Commission all appropriate Section 16(a) reports (Forms 3, 4 and 5) and any notices of sale required by Rule 144.

G.	Prohibition of Trading During Pension Fund Blackouts

In accordance with Regulation BTR under the Exchange Act, no director or executive officer of the Company shall, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of the Company (other than an exempt security) during any “blackout period’’ (as defined in Regulation BTR) with respect to such equity security, if such director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer. This prohibition shall not apply to any transactions that are specifically exempted from Section 306(a)(1) of the Sarbanes-Oxley Act of 2002 (as set forth in Regulation BTR), including but not limited to, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits executive officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; and acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order. The Company shall timely notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR.

IV.	Duration of Policy’s Applicability

This policy continues to apply to your transactions in the Company’s shares or the securities of other publicly traded companies engaged in business transactions with the Company even after your employment, directorship or consultancy with the Company has terminated. If you are in possession of inside information when your relationship with the Company concludes, you may not trade in the Company’s shares or the securities of any such other company until the information has been publicly disseminated or is no longer material.

V.	Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this policy should contact his or her own attorney or our Chief Financial Officer.